SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  04  April 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares
99.2	Transaction in Own Shares
99.3	Transaction in Own Shares
99.4	Transaction in Own Shares
99.5	Total Voting Rights

99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 21 March 2014 it acquired 130,000 of its own ordinary shares at an average price of 1917.1980 pence per ordinary share. The highest and lowest prices paid for these shares were 1945 pence per share and 1868 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 12,451,301 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,515,646

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

99.2

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 24 March 2014 it acquired 160,000 of its own ordinary shares at an average price of 1921.8713 pence per ordinary share. The highest and lowest prices paid for these shares were 1932 pence per share and 1912 pence per share respectively.

Of the 160,000 shares purchased, 48,699 will be held as Treasury Shares and the remaining 111,301 will be cancelled.

Following settlement of the above purchase, the Company will hold 12,500,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,355,646.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

99.3
InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 25 March 2014 it acquired 130,000 of its own ordinary shares for cancellation at an average price of 1943.5527 pence per ordinary share. The highest and lowest prices paid for these shares were 1958 pence per share and 1922 pence per share respectively.

Following settlement of the above purchase, the Company will hold 12,500,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,225,646.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

99.4
InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 26 March 2014 it acquired 157,600 of its own ordinary shares for cancellation at an average price of 1953.9762 pence per ordinary share. The highest and lowest prices paid for these shares were 1960 pence per share and 1946 pence per share respectively.

Following settlement of the above purchase, the Company will hold 12,500,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 256,068,046.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

99.5
InterContinental Hotels Group PLC
(the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 31 March 2014, the Company's issued share capital consisted of 268,568,046 ordinary shares of 14 194/329 pence each with voting rights and the Company held 12,500,000 ordinary shares in Treasury. Therefore the total number of voting rights in the Company was 256,068,046.

The above figure, 256,068,046 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	04 April 2014